EXHIBIT (c)(x)
Queensland Treasury Corporation:
Indicative Borrowing Program for Financial Year 2006-07.

MEDIA RELEASE
Embargo: 4.30pm
19 June 2006

Queensland Treasury Corporation
Indicative Borrowing Program for Financial Year 2006-07
Queensland Treasury Corporation (QTC), the Queensland Government’s central financing authority and corporate treasury services provider, estimates its borrowing requirement for the financial year 2006-07 to be A$5,580 million1. The attached table provides further details.
This requirement represents an increase of A$618 million on 2005-06 actual borrowings of A$4,962 million (originally estimated at A$3,485 million) and is primarily due to the Queensland Government’s ongoing commitment to boosting capital investment in the State.
QTC anticipates that approximately 65% of the 2006-07 program (A$3,630 million) will be funded principally through the issuance of Australian dollar denominated Domestic and Global Benchmark Bonds, with the balance funded through Commercial Paper and Medium-Term Note issuance.
Review of 2005-06 Funding Activity
As forecast, the final outcome of the State’s funding task for 2005-06 was impacted by the forward funding requirements of Queensland Government entities seeking to lock-in funding costs for future capital expenditure.
Strong onshore and offshore investor interest in QTC’s A$ Benchmark bonds continued throughout the year providing QTC with the bulk of its funding. Commercial paper outstandings fell to approximately A$100 million at year end.
In 2005-06, QTC successfully launched an August 2030 Capital Indexed Bond which saw strong demand from investors seeking inflation-linked investment returns. This was the first significant inflation-linked bond issue by a semi-Government authority in several years. Funds were utilised to meet the borrowing requirements of select Queensland Government entities.
1 Funding activity may vary depending upon actual customer requirements and financial market conditions.
GPO BOX 1096, BRISBANE QLD AUSTRALIA 4001
TELEPHONE 07 3842 4600 · FAX 07 3221 4122
www.qtc.qld.gov.au

Over the course of 2005-06, the change in outstandings of QTC’s principal funding sources was as follows:

	30 June 2005	30 June 2006 est.	Net Change
Funding Source	A$M	A$M	A$M
Domestic Benchmark Bonds	13,328	15,793	2,465
Global Benchmark Bonds	8,858	10,955	2,097
Capital Indexed Bonds	0	268	268
Euro MTN’s	587	459	(128)
Commercial Paper	776	109	(667)
Total	23,549	27,584	4035
A breakdown of the QTC Indicative Borrowing Program and Funding Source are provided in the attached table.
Next review of QTC’s Borrowing Requirements
A funding estimate for calendar year 2007 is scheduled for release in January 2007.
ENDS
For enquiries, please contact either:
Mike Gibson, Senior Portfolio Manager, Financial Markets Ph: +61 7 3842 4775, or
Richard Jackson, General Manager, Financial Markets Ph: +61 7 3842 4770

QTC INDICATIVE BORROWING PROGRAM
FOR FINANCIAL YEAR 2006-07

	2005-06	2006-07
	A$M	A$M
Refinancing of Maturities:
Term Debt
- A$ Benchmark Bonds	0	0
- A$ Non-benchmark Domestic Bonds	126	90
- Foreign Currency Loans and MTNs	66	281
Commercial Paper
T-Notes, ECP, USCP [1]	773	109
SUBTOTAL (for refinancings)	965	480
New Raisings:
Capital Works	3,550	5,200
Pre-redemption of Sep 2007 Benchmark Bond	0	1,500
Adjustments:
Pre-funding	(430)	(1,000)
Principal Repayments from QTC Customers	(600)	(600)
TOTAL	3,485	5,580
The 2006-07 borrowing estimate of $5,580 million is expected to be funded as follows:
FUNDING SOURCE

	Actual Raisings	Expected Raisings 2006-07
	2005-06
	A$M
		Range	Low	High
		%	A$M	A$M
Term Raisings:
A$ Bonds [2]	4,915	60 – 70	3,350	3,910
Multi-currency Loans and MTNs	(62)	5 - 10	280	560

Commercial Paper Raisings:
T-Notes, ECP, USCP	109	25 – 30	1,400	1,670
TOTAL	4,962
1. Commercial Paper outstanding as at 30 June 2006.
2. Includes benchmark A$ Domestic and Global Benchmark Bonds, Capital Indexed bonds and other term issuance.